26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com June 16, 2017	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited

Draft Registration Statement on Form F-1

Confidentially Submitted April 24, 2017

CIK No. 0001703399

Dear Mr. Spirgel, Ms. Murphy, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, Sea Limited (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 22, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 24, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:    Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek K.W. Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS:    Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN:    1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing    Boston    Chicago    Houston    London     Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

Concurrently with the submission of this letter, the Company is submitting by hand two copies of a letter requesting confidential treatment under the Freedom of Information Act of certain confidential portions of Software License and Distribution Agreement, dated as of January 20, 2010, by and between Riot Games, Inc. and Garena Online Private Limited, and its amendments and supplements, filed as Exhibit 10.8 to the Revised Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its unaudited condensed consolidated financial statements as of March 31, 2017 and for the three months ended March 31, 2016 and 2017; (ii) its unaudited condensed consolidated quarterly results of operations for each of the five quarters in the period from January 1, 2016 to March 31, 2017; and (iii) other information and data to reflect the new developments since the Company initially submitted the Draft Registration Statement.

General

1.	Consider including disclosure that discusses the geopolitical issues between the PRC and Taiwan. Discuss whether these issues raise enforceability concerns with respect your VIE structure and your operations generally. Revise your Regulations disclosures and anywhere else you deem appropriate to discuss these issues.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 40 and 172 of the prospectus. The Company operates its digital entertainment and e-commerce businesses in Taiwan, and such businesses may be affected generally by any potential impact on the economy of Taiwan resulting from any tensions between Taiwan and the PRC. As advised by our Taiwan counsel, LCS & Partners, the geopolitical issues between Taiwan and the PRC do not affect the enforceability of the contractual arrangements with our VIE entities in Taiwan, which are governed by Taiwan laws. Please see the opinion provided by LCS & Partners in Exhibit 99.2 of the Revised Registration Statement regarding the enforceability of the VIE contracts under Taiwan laws.

Prospectus Summary, page 1

2.	Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own a substantial portion of its business operations (particularly in Taiwan and Vietnam), please make this clear in the beginning of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not completely the registrant’s business, but is also the business of its subsidiaries and its variable interest entities.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 3, 6, 64 and 97 of the prospectus to make it clear that the registrant is a holding company that does not have substantive operations and all operations are conducted through its subsidiaries and its consolidated affiliated entities.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

Risk Factors, page 16

Risk Related to Our Corporate Structure, page 33

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations, page 33

3.	We note your risk factor disclosure on Taiwan prohibitions in companies not listed as permitted industries in the Positive Listings promulgated by Taiwan authorities. Please state where in the Positive Listings your Taiwan operations fall and which specific prohibition may apply to your business.

In response to the Staff’s comment, the Company has added disclosure on pages 34, 35 and 67 of the prospectus stating that because certain of its Taiwan operations are not in permitted industries, the Company would not be able to invest in its Taiwan operating entities if it were deemed to be a PRC investor, and a description of the Company’s business lines that are not in the permitted industries.

4.	To the extent any part of your operations fall within the “prior approval required for PRC Investors” category of the Taiwanese Positive Listings, name those operations and disclose the necessary approvals you have sought and obtained.

The Company respectfully advises the Staff that approvals are required only for PRC investors wishing to invest in companies with operations that are permitted in the Positive Listings. Because the Company does not believe that it is a PRC investor, it has not sought any such approvals.

Corporate History and Structure, page 63

Contractual Arrangements among Our VIEs, Their Shareholders and Us, page 65

5.	We note your disclosure on corporate history beginning with the incorporation of Garena Interactive Holding Limited, your holding company, in the Cayman Islands, on May 8, 2009 and that you changed your name to Sea Limited on April 8, 2017. Please disclose the date of inception of the operating entities, what ownership structure of the operating entities preceded that of the current holding by Sea Limited, shareholder changes to the operating entities, and the reason for your name change.

In response to the Staff’s comment, the Company has added disclosure on pages 64 and 65 of the prospectus to disclose the date of inception of the operating entities, and the reason for its name change.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

With respect to the ownership structure of the operating entities that preceded the current holding by Sea Limited, the Company respectfully advises the Staff that, except for changes to Vietnam Esports and Entertainment Joint Stock Company, Vietnam Esports Development Joint Stock Company and Garena Online (Thailand) Co., Ltd., there have been no material changes to the ownership structures of any of the principal subsidiaries or consolidated affiliated entities during the past three years. The changes in the ownership structure of Vietnam Esports and Entertainment Joint Stock Company and Vietnam Esports Development Joint Stock Company were implemented in April and June 2017, respectively, to strengthen the Company’s control over these two entities. In connection with the changes, the Company obtained 30% direct ownership of such entities and in turn reduced the control through contractual arrangements from 100% to 70%. The Company has revised the disclosure on pages 7 and 66 of the prospectus to reflect the current ownership structure of these two entities after such recent changes. With respect to Garena Online (Thailand) Co., Ltd., the Company effected certain changes to its ownership structure in 2014 to fully implement the tiered shareholding structure currently in place as advised by the Company’s Thai counsel, Hunton & Williams (Thailand) Limited. These changes were made to strengthen the Company’s control over this entity. As these changes occurred in 2014, the Company does not consider the changes to be material information to investors and therefore is of the view that it is not necessary to disclose them in the prospectus.

In addition, there were certain changes in the record shareholders of the Company’s material VIEs in Taiwan and Vietnam during the past three years, though the Company continued to exercise effective control over those entities through contractual arrangements throughout these periods regardless of shareholder changes. The Company does not consider these changes to be material information to investors and therefore is of the view that it is not necessary to disclose them in the prospectus.

6.	We note that you state that your Taiwan counsel has advised you that you are not a PRC investor. Expand your disclosure to discuss on what basis your Taiwan counsel reached this conclusion. We note, for example, at a minimum, Tencent, a PRC entity, owns 40% of you.

The Company respectfully advises the Staff that this conclusion is based on its belief that, supported by advice from LCS & Partners, it is not controlled by or held as to more than 30% by any PRC investors and the fact that it is a Cayman Islands company and the majority of its board of directors and its management team, including Forrest Xiaodong Li and Gang Ye, who are also principal shareholders of the Company, are Singaporean nationals. In response to the Staff’s comment, the Company has added disclosure on pages 67 and 173.

Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange. Although it is difficult to ascertain Tencent’s exact shareholding by PRC individuals or entities as a publicly listed company, based on publicly available information, Tencent has a significant public float, and its largest shareholder, which holds approximately 33% of the shares in Tencent Holdings Limited, is MIH TC Holdings Limited, which is in turn controlled by a South African company. Furthermore, based on publicly available information, the majority of Tencent Holdings Limited’s board members are non-PRC individuals. Taking into account of above facts, including Tencent’s shareholding structure as well as Tencent’s shareholding in the Company, the Company believes that there is reasonable basis to conclude that the Company is not controlled more than 30% by any PRC investor.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

7.	For context, provide more information on your history with your affiliated entities. For example, describe how and why you determined to enter into contractual arrangements with these entities and any relationship their shareholders had with you prior to those contractual arrangements.

In response to the Staff’s comment, the Company has added disclosure on page 67 of the prospectus that provides further information on how and why we entered into contractual arrangements with our five material VIEs in Taiwan and Vietnam and the relationships we had with their shareholders prior to the execution of such contractual arrangements.

Financial Support Confirmation Letters, page 68

8.	We note that you will provide financial support to your affiliated entities “to the extent permitted by law.” Please disclose here and throughout your filing any laws or regulations that would limit your ability to provide financial support to your affiliated entities. In addition, if known, provide the current dollar limitations on your ability to loan or otherwise provide financial support to your affiliated entities.

In response to the Staff’s comment, the Company has added disclosure on pages 70, 173, and 176 of the prospectus under the “Corporate History and Structure” section and the “Regulation” section to provide for further information on Taiwan and Vietnam law requirements with respect to the financial support provided by the Company to the Taiwan and Vietnam VIEs.

Regulations, page 159

Taiwan, page 164

9.	Expand your disclosure to explain in more detail why you believe that the risk is low that you would ultimately be ordered to divest in your Taiwan VIEs.

In response to the Staff’s comment, the Company has removed the statement in question and added a cross-reference on page 173 of the prospectus to the risk factor addressing the uncertainty of actions taken by Taiwan authorities.

Management, page 179

10.	Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Sea Limited) and at affiliated entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of the prospectus to clarify that the directors are serving on the board of the registrant, Sea Limited. The Company respectfully advises the Staff that, instead of serving as officers of the registrant or any subsidiary or consolidated affiliated entity of the registrant, the Company’s officers are appointed by the board of directors of Sea Limited to serve as officers of the group, which consists of the registrant, its subsidiaries and consolidated affiliated entities, and are responsible for the relevant business operations of the entire group.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

Principal Shareholders, page 188

11.	We note your risk factor and your Regulations disclosures regarding Taiwan’s restrictions on foreign investment. Please provide us with more information on your principal shareholders, including whether they are included in your calculation of PRC holders. Tell us how you considered this factor in assessing the risks that Taiwan would deem you a PRC investor. Consider including a risk factor on this topic and expanding your Regulations disclosures, or where you deem appropriate, to discuss your evaluation of this topic.

The Company respectfully advises the Staff that it has considered the status of its principal shareholders and based on the advice of LCS & Partners and the information available to the Company upon reasonable inquiry, the Company believes that it is not controlled by or held as to more than 30% by any PRC investors. Please see the Company’s response to the Staff’s comment no. 6. In response to the Staff’s comment, the Company has also added disclosure on pages 34, 67 and 173.

Consolidated Balance Sheets

Inventories, net, page F-3

12.	You disclose that your revenue sources are primarily digital goods and that Shopee does not hold inventory. Please expand your disclosure to describe the nature of the items found in the ‘Inventories, net’ caption on your consolidated balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure under Note 2(h) on page F-26 of the prospectus to include the nature of the material inventory items.

Summary of Significant Accounting Policies

Revenue recognition

Digital entertainment revenue, page F-29

13.	Tell us whether paying users are permitted to trade and transfer virtual goods or in-game currency between one another. If so, please disclose in your accounting policy how you consider the effect of this feature in evaluating usage patterns for virtual currency and goods.

In response to the Staff’s comment, the Company respectfully advises the Staff that except for the trading of virtual items in FIFA Online 3, the Company’s paying users are not permitted to trade and transfer virtual goods or in-game currency between one another for any other game provided by the Company. Since the Company currently uses the user-based revenue model to recognize revenue for FIFA Online 3, the trading of virtual goods between one another does not have an impact on the Company’s evaluation of the average lifespan of its paying users and hence, the amount of revenue recognized. As such, the Company believes that no additional disclosure in its accounting policy is necessary.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

14.	We note your disclosure at page 138, “Our Games”, that 4 out of your 5 largest revenue generating games were launched prior to 2015. Please revise the disclosure of your revenue recognition policy in the critical accounting policies section at page 90 to address the average period of time after a new game’s launch until you are able to obtain sufficient data to support transitioning from the game-based model to the more data intensive user-based and item-based revenue recognition models. Also, address whether the transition between the model you use at game launch and the model you transition to when you have more fully developed in-game user data results in significant increases in revenue in the period you change and subsequent periods.

In response to the Staff’s comment, the Company respectfully advises the Staff that the transition from the game-based model to the more data intensive user-based and item-based revenue recognition models is largely dependent on the availability of data which is constrained by how the game developers design their games. Subject to the availability of data of the respective games, it generally takes the Company an average of two to three quarters to transition from a game-based revenue model to a user-based revenue model. It could take more than one year to transition to an item-based revenue model because this requires more extensive in-game user data and analysis of the features of the virtual items.

The Company has revised the disclosure on page 99 of its revenue recognition policy in the critical accounting policies section to disclose the average period of time after a new game’s launch required by the Company to collect sufficient data to support transitioning from a game-based model to the more data intensive user-based and item-based revenue recognition model.

As disclosed on pages 19 and F-39 of the prospectus, the Company’s top five games contributed 88.0%, 85.6% and 75.6% of the digital entertainment revenue of the Company for the years ended December 31, 2014, 2015 and 2016, respectively. During these periods, the increase in revenue due to the transition in revenue recognition models of these games was 2.0%, 2.3% and 3.2% of the total revenue recognized in the years ended December 31, 2014, 2015 and 2016, respectively.

Consequently, the Company believes that no disclosure of the effects of such changes in revenue recognition models is necessary in the periods presented. However, the Company has respectfully noted the Staff’s comments and to the extent there are significant increases in revenue in subsequent periods due to changes in the revenue recognition model, the Company will disclose such changes in future filings.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2017

15.	Please separately disclose in MD&A the amounts of revenue attributable to durable and consumable virtual goods for each period presented, if it is available, or tell us why this information is not useful to investors.

In response to the Staff’s comment, the Company respectfully advises the Staff that the item-based revenue model is used only for two games. Revenue recognized upon consumption of consumable virtual goods accounts for only 1.8% to 3.7% of the Company’s total digital entertainment revenue for each of the periods presented. Hence, the Company believes that such disclosure will not serve as useful information to investors. However, the Company has respectfully noted the Staff’s comments and to the extent there is a significant increase in contribution to revenue from consumables in subsequent periods, the Company will disclose such contribution in future filings.

*          *          *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Tony Tianyu Hou, Group Chief Financial Officer

Yanjun Wang, Esq., Group General Counsel

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Ken Ong, Partner, Ernst & Young LLP

Shirley Wong, Appendix K Reviewer, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP